UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

RESONANT INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76118L102

(CUSIP Number)

September 30, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76118L102

1	Name of reporting persons. Murata Manufacturing Co., Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 2,766,798
	7	Sole dispositive power. 0
	8	Shared dispositive power. 2,766,798

9	Aggregate amount beneficially owned by each reporting person. 2,766,798
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 8.5%*
12	Type of reporting person CO

*

Based on 32,489,179 shares of Common Stock outstanding, which is the sum of (i) 29,722,381 shares of Common Stock stated to be outstanding as of August 22, 2019 by the Issuer on its Registration Statement on Form S-3 filed with the SEC on August 30, 2019 and (ii) 2,766,798 shares of Common Stock issued by the Issuer to Murata Electronics North America, Inc. in a private placement.

CUSIP No. 76118L102

1	Name of reporting persons. Murata Electronics North America, Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 2,766,798
	7	Sole dispositive power. 0
	8	Shared dispositive power. 2,766,798

9	Aggregate amount beneficially owned by each reporting person. 2,766,798
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 8.5%*
12	Type of reporting person CO

*

Based on 32,489,179 shares of Common Stock outstanding, which is the sum of (i) 29,722,381 shares of Common Stock stated to be outstanding as of August 22, 2019 by the Issuer on its Registration Statement on Form S-3 filed with the SEC on August 30, 2019 and (ii) 2,766,798 shares of Common Stock issued by the Issuer to Murata Electronics North America, Inc. in a private placement.

Item 1(a).	Name of Issuer:

Resonant Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

175 Cremona Drive

Suite 200

Goleta, CA 93117

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by Murata Manufacturing Co., Ltd. (“MMC”) and Murata Electronics North America, Inc. (“MENA,” together with MMC, the “Reporting Persons”). MMC is the parent company of MENA.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address for MMC is 10-1, Higashikotari 1-chome, Nagaokakyo-shi, Kyoto, Japan, 617-8555. The principal business address for MENA is 2200 Lake Park Drive SE, Smyrna, GA, 20080-7604.

Item 2(c).	Citizenship:

MMC is a corporation organized under the laws of Japan. MENA is a Texas corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

76118L102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Persons beneficially own 2,766,798 shares of Common Stock.

(b)	Percent of class:

The Reporting Persons beneficially own 8.5% of the Issuer’s outstanding shares of Common Stock, based on 32,489,179 shares of Common Stock outstanding, which is the sum of (i) 29,722,381 shares of Common Stock stated to be outstanding as of August 22, 2019 by the Issuer on its Registration Statement on Form S-3 filed with the SEC on August 30, 2019 and (ii) 2,766,798 shares of Common Stock issued by the Issuer to MENA in a private placement.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

The Reporting Persons do not have the sole power to vote or direct the vote of any shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

The Reporting Persons have shared power to vote or to direct the vote of the 2,766,798 shares of Common Stock they beneficially own.

(iii)	Sole power to dispose or direct the disposition of:

The Reporting Persons do not have the sole power to dispose or direct the disposition of any shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

The Reporting Persons have shared power to dispose or to direct the disposition of the 2,766,798 shares of Common Stock they beneficially own.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only MENA has the right to receive dividends and the proceeds from the sale of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated October 2, 2019, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2019

MURATA MANUFACTURING CO., LTD.

By:	/s/ Ken Tonegawa
Name: Ken Tonegawa
Title: Senior Vice President

MURATA ELECTRONICS NORTH AMERICA, INC.

By:	/s/ David Kirk
Name: David Kirk
Title: CEO & President